

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 2, 2009

Via U.S. mail and facsimile @ (972) 562-3644

Daniel L. Jones
President and Chief Executive Officer
Encore Wire Corporation
1329 Millwood Road
McKinney Texas 75069

> **RE:** **Encore Wire Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 10, 2009**
> **Definitive Proxy Statement on Schedule 14A filed on March 24, 2009**
> **File No. 000-20278**

Dear Mr. Jones:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

General

1. Because of the nature of your business, the discussion about compliance with laws and regulations regarding environmental matters appears to be missing.

Please revise your disclosure to include information required to be disclosed in accordance with Item 101(c)(1)(xii) of Regulation S-K, to the extent that such information is material. In addition, please consider whether you need to include related risk factor disclosure.

Raw Materials, page 3

2. In accordance with Item 101(c)(1)(iii) of Regulation S-K, in future filings please disclose the sources of supply for the raw materials utilized in your business.

Risk Factors, page 4

3. Please note that you should disclose all known material risks. In future filings, please revise the first sentence to remove the word "certain" and delete the fourth sentence in the introductory paragraph. If risks are not deemed material, you should not reference them.

4. In future filings, please consider expanding your risk factor disclosure to capture all material risks that the company faces because of current market conditions and predicted volatility. Please also try to avoid overly broad and boilerplate disclosure and provide more specific information to focus on actual risks, including, but not limited to:

   - providing qualitative and quantitative information to alert investors about how the market downturn in the housing industry and the construction industry in general, has affected and may affect your business and financial performance (we note your results of operations for the quarter ended September 30, 2009 reflecting lower net sales when compared to last year's net sales for the same period); and

   - the effect that the increase on bad debt reserves has had or may have on your business considering your customers' credit risks (we note your disclosure on top of page 14).

Product Pricing and Volatility of Copper Market, page 4

5. In future filings, consider revising this risk factor to discuss the fact that you do not engage in commodity hedging activities.

6. Please tell us what consideration you have given to including risk factor disclosure with respect to 52.62% of your stock being controlled by four shareholders. We note disclosure on page seven of the definitive proxy filed with the Commission on March 24, 2009.

Patent and Intellectual Property Disputes, page 5

7. Based on your disclosure here, it appears that patented intellectual property may be material to your business. If so, in future filings, please expand your Intellectual Property Matters disclosure on page 4 to include information related to subparagraph (c)(1)(iv) of Item 101 of Regulation S-K.

Executive Officers of the Company, page 6

8. We note that in this section you have identified only two executive officers, Messrs. Jones and Bilban; however, your proxy disclosure regarding executive compensation includes also Messrs. Kieffer, Smith, and Gottschalk. In future filings, please ensure that you identify all of your executive officers and significant employees in accordance with Items 401(b) and (c) of Regulation S-K and provide their biographical information pursuant to Item 401(e).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Liquidity and Capital Resources, page 15

9. In the last sentence of the carry-over paragraph on top of page 16 you state that as of December 31, 2008 there were no borrowings outstanding under the financing agreement. In the middle of the fourth paragraph on the same page you also state that the total balance outstanding under the financing agreement and the other debt instruments was $100 million. We note similar disclosure in your quarterly report for the period ended September 30, 2009 (pages 13-14). In future filings, please clarify the outstanding balance for each credit facility and debt instrument.

Exhibit 31.1 – Chief Executive Certification
Exhibit 31.2 – Chief Financial Officer Certification

10. In future filings please remove the chief executive officer and chief financial officer's title in the introductory line to each 302 certification.

Definitive Proxy Statement on Schedule 14A filed on March 24, 2009

Executive Compensation, page 8
Compensation Discussion & Analysis, page 8

2008 Compensation, page 10
Base Salary, page 10

11. The disclosure in this section regarding the rationale for the salary increases is too
general. In particular, there is no discussion of how the general categories of
factors noted toward the end of the last paragraph translated into the salary
increases. The compensation discussion and analysis should be sufficiently
precise to identify material differences in compensation policies with respect to
individual named executive officers. Please refer to Section II.B.1. of
Commission Release No. 33-8732A and Item 402(b)(2)(ix) of Regulation S-K. In
future filings please revise your disclosure accordingly.

12. The precise nature of your benchmarking is not clear. In future filings, if you
have benchmarked salaries (and other elements of compensation) against a peer
group, please identify the companies that comprise this group and discuss how
actual payments compared to the group. Refer to Item 402(b)(2)(xiv) of
Regulation S-K.

Cash Incentive, page 11

13. We note your disclosure that the discretionary cash incentive bonuses were based
primarily on "each named officer's contribution" to the company's profitability.
In future filings please provide a quantitative and qualitative disclosure of the
compensation committee's analysis of each named officer's contribution to the
company's profitability and how those contributions resulted in objective pay
determinations. Please note that to the extent that the compensation committee's
decisions regarding discretionary cash awards were based upon a subjective
evaluation, in future filings please disclose each named executive's personal
objectives by also identifying the specific contributions made by each named
executive and contextualize those achievements for purposes of demonstrating
how they resulted in specific compensation decisions. Although quantitative
targets for subjective or qualitative assessments may not be required, you should
provide insight into how qualitative inputs are translated into objective pay
determinations. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Equity Incentive, page 11

14. We note that the named executives were granted performance-based stock
options; however, your CD&A provides minimal, if any, analysis as to how the

ultimate level of these equity awards was determined and how the performance of the named executives was measured. For each named executive officer, please provide in your future filings a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts. Please refer to Items 402(b)(2)(i)-(iv) & (vii) of Regulation S-K.

<u>2008 Director Compensation, page 16</u>

15. Please confirm that there is no written agreement with Mr. Rego with respect to his consultancy services to the company. Otherwise please ensure that you file such agreement as an exhibit with your next report.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in his absence Craig Slivka at (202) 551-3729, Special Counsel, if you have questions regarding our comments.

                Sincerely,

                Pamela Long
                Assistant Director